EXHIBIT 12
                           DORSEY & WHITNEY P.L.L.P.
                             PILLSBURY CENTER SOUTH
                             220 SOUTH SIXTH STREET
                       MINNEAPOLIS, MINNESOTA 55402-1498




                                November 1, 1995


First American Investment Funds, Inc.
c/o SEI Corporation
680 East Swedesford Road
Wayne, Pennsylvania 19087

Ladies and Gentlemen:

     We have acted as counsel to First American Investment Funds, Inc. ("FAIF") in connection with the proposed acquisition of all of the assets and all of the liabilities of Limited Volatility Stock Fund (the "Acquired Fund"), a separately managed series of FAIF, by Stock Fund (the "Acquiring Fund"), a separately managed series of FAIF, pursuant to an Agreement and Plan of Reorganization to be dated on or about November 1, 1995, by and between the Acquired Fund and the Acquiring Fund (the "Agreement").

     You have asked for our opinion concerning certain federal income tax consequences of the exchange of Acquiring Fund Shares for the assets and liabilities of the Acquired Fund and the distribution of such shares to Acquired Fund Shareholders upon liquidation of the Acquired Fund, all pursuant to the Agreement (the "Reorganization"). In this regard we have examined (1) the Agreement, (2) the Registration Statement on Form N-14 (including, but not limited to, the Prospectus and Proxy Statement included therein) to be filed with the Securities and Exchange Commission on or about November 1, 1995, and such other documents and records as we consider necessary in order to render this opinion. Unless otherwise provided herein, capitalized terms used in this opinion shall have the same meaning as set forth in the Prospectus and Proxy Statement or the Agreement, as the case may be.

     Pursuant to the Agreement, all of the assets and all of the liabilities of the Acquired Fund as of the Effective Time will be exchanged for that number of Acquiring Fund Shares equal to the value of the assets, net of liabilities, of the Acquired Fund at the Effective Time. All Acquiring Fund Shares then held by the Acquired Fund, representing all of the assets of the Acquired Fund, will be distributed to Acquired Fund Shareholders pursuant to the Agreement (which includes the cancellation and retirement of all Acquired Fund Shares). In the distribution, each Acquired Fund Shareholder will receive Acquiring Fund Shares of the same class that he or she held in the Acquiring Fund, with a net asset value equal at the Effective Time to the net asset value of the shareholder's Acquired Fund Shares as of such time.

     The acquisition of all of the assets and all of the liabilities of the Acquired Fund by the Acquiring Fund is being undertaken because the Board of Directors of FAIF has determined that the Reorganization will provide certain benefits to the Acquiring Fund and the Acquired Fund and in the best interests of each fund and its respective shareholders. In approving the Reorganization, the Board considered, among other things, the following factors: (1) the compatibility of the investment objectives, policies and restrictions of the two funds; (2) advantages which may be realized by the Funds, including a potentially reduced expense ratio before waivers, economies of scale resulting from fund growth, and facilitation of portfolio management; (3) the terms and conditions of the Agreement; (4) the agreement of the Manager to bear the costs associated with the Reorganization; (5) the fact that the advisory fee, Rule 12b-1 fees and sales charges would remain constant for Acquired Fund shareholders; (6) the Acquiring Fund's agreements that the former holders of Acquired Fund Class A and Class B shares would receive credit for the period during which they held such Acquired Fund Shares in determining the application of deferred sales charges on the corresponding classes of Acquiring Fund shares they receive in the Reorganization and, in the case of holders of Class B shares, for purposes of determining the date of conversion of such shares to Acquiring Fund Class A shares; and (7) the fact that in no event will the Acquired Fund Shareholders be subject to a less advantageous total expense "cap" as a result of the Reorganization.

     Our opinion is based upon existing law and currently applicable Treasury Regulations, currently published administrative positions of the Internal Revenue Service contained in Revenue Rulings and Revenue Procedures and judicial decisions, all of which are subject to change prospectively and retroactively. It is not a guarantee of the current status of the law and should not be accepted as a guarantee that a court of law or an administrative agency will concur in the opinion.

     Based on the Agreement, the other documents referred to herein, the facts and assumptions stated above, as well as representations made by FAIF in a Certificate dated November 1, 1995, representations made by First Bank National Association in a Certificate dated November 1, 1995, representations made by First Trust National Association in a Certificate dated November 1, 1995, the provisions of the Code and judicial and administrative interpretations as in existence on the date hereof, it is our opinion that the Reorganization will constitute a reorganization within the meaning of Section 368(a)(1)(C) of the Code, and that the Acquiring Fund and the Acquired Fund will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

     On the basis of the foregoing opinion that the Reorganization will constitute a reorganization within the meaning of Section 368 of the Code, it is further our opinion that:

     (i) the holders of Acquired Fund Shares will recognize no income, gain or loss upon receipt, pursuant to the Reorganization, of Acquiring Fund Shares. Acquired Fund Shareholders subject to taxation will recognize income upon receipt of any net investment income or net capital gains the Acquired Fund which are distributed by the Acquired Fund prior to the Effective Time;

     (ii) the tax basis of Acquiring Fund Shares received by each Acquired Fund Shareholder pursuant to the Reorganization will be equal to the tax basis of the Acquired Fund Shares exchanged therefor;

    (iii) the holding period of the Acquiring Fund Shares received by each Acquired Fund Shareholder pursuant to the Reorganization will include the period during which the Acquired Fund Shareholder held the Acquired Fund Shares exchanged therefor, provided that the Acquired Fund Shares were held as a capital asset at the Effective Time;

     (iv) the Acquired Fund will recognize no income, gain or loss by reason of the Reorganization;

     (v) the Acquiring Fund will recognize no income, gain or loss by reason of the Reorganization;

     (vi) the tax basis of the assets received by the Acquiring Fund pursuant to the Reorganization will be the same as the basis of those assets in the hands of the Acquired Fund as of the Effective Time;

    (vii) the holding period of the assets received by the Acquiring Fund pursuant to the Reorganization will include the period during which such assets were held by the Acquired Fund; and

   (viii) the Acquiring Fund will succeed to and take into account the earnings and profits, or deficit in earning and profits, of the Acquired Fund as of the Effective Time.

     We consent to the filing of this opinion as an exhibit to the above-referenced Registration Statement on Form N-14 and to the reference to this firm under the caption "Information About the Reorganization -- Federal Income Tax Consequences" in the Prospectus/Proxy Statement included Part A of said Registration Statement.

                                        Very truly yours,

                                        /s/ Dorsey & Whitney P.L.L.P.